Contact

www.linkedin.com/in/jacky-yang-9478a2274 (LinkedIn)

Top Skills

Engineering Management

Jacky Yang

Director and Chief Technology Officer at Pegasus International Group | Flying Car Test Pilot | Technology and Motorsport Enthusiast
Melbourne, Victoria, Australia

Summary

An entrepreneur at heart, with intentions of bringing life-changing technologies to every part of the world.
Starting with the Pegasus flying car, we created a futuristic solution that is practical in today's regulatory system.

Experience

Pegasus International Group
Director and CTO
January 2018 - Present (6 years 8 months)
Melbourne, Victoria, Australia

Education

The Australian National University
International Relations and Politics , International Relations and Affairs and Politics · (2015 - 2019)

Caulfield Grammar School